News Release
(For Immediate Dissemination)

     Poly-Pacific closes California operations and Announces Terms for Non-brokered Private Placement

EDMONTON, ALBERTA, November 1, 2007 (Marketwire) --
Poly-Pacific International Inc. ("Poly-Pacific" or the "Company") (TSX VENTURE: PMB) (OTCBB: PLYPF) (BERLIN: A0LGDN) (FRANKFURT: POZ) announces the closure of its wholly owned subsidiary, Poly-Pacific Technologies Inc., in Ontario, California. As stated in the Company’s previous news releases, Poly-Pacific’s principle business focus is now on fibre reclamation. The California subsidiary had not been profitable for the previous two years. The closure of this plant will reduce the Company’s monthly overhead by $80,000 USD per month and allow the Company to focus on targeted engineered resin reclamation landfill sites.

The Company also wishes to announce that it intends to proceed with a non-brokered private placement offering of up to 5,714,285 units (“Units”) at a subscription price of $0.105 per Unit for gross proceeds of up to $600,000. Each Unit will consist of one (1) common share in the capital of the Company and one (1) common share purchase warrant (a “Warrant”). Each Warrant will entitle the holder thereof to purchase one (1) common share for a price of $0.14 for a period of twenty four (24) months from closing.

The private placement will be conducted in reliance upon certain prospectus and registration exemptions. The net proceeds from the placement will be used for general working capital purposes.

The Company may pay, in accordance with all regulatory requirements, finder’s fees to agents for obtaining subscriptions for Units pursuant to TSX Venture Exchange Policy, and the Units will be subject to a four month hold period. Completion of the offering is subject to all required regulatory approvals, including the acceptance of the TSX Venture Exchange.

Poly-Pacific is an innovator in eco-friendly solutions to Industrial waste by-products. The company is actively pursuing the reclamation of industrial polymer fibre throughout North American landfill sites.

This release may contain forward looking statements within the meaning of the "safe harbor" provisions of US laws. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Poly-Pacific does not assume any obligation to update any forward looking information contained in this news release.

For further information please contact Randy Hayward, President of Poly-Pacific by telephone at (250) 754-4622 or (604) 293-8885, or by fax at (604) 293-8234 or by visiting our website at www.poly-pacific.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.